DECLARATION OF TRUST
AND
TRUST AGREEMENT
OF
UNICORE REAL ESTATE TRUST

THIS DECLARATION OF TRUST AND TRUST AGREEMENT dated as of _____, 2021, between QUASI RENT LLC, a Wyoming LLC, as the Sponsor and the Administrative Trustee, TRUSTEE MANAGEMENT SERVICES, LLC, a Delaware limited liability company, as the Delaware Trustee, and all Shareholders from time to time of Unicore Real Estate Trust Shares issued hereunder.

WITNESSETH :

WHEREAS the Sponsor desires to establish a trust, to be known as the "Unicore Real Estate Trust", pursuant to the Delaware Act (as herein defined);

WHEREAS the Sponsor desires to establish the terms for the creation of one or more Series (as herein defined) of Unicore Real Estate Trust Shares (as herein defined) representing fractional undivided interests in the net assets of the corresponding Series (as herein defined) and the execution and ownership of Shares (as herein defined) evidencing the Unicore Real Estate Trust Shares; and

WHEREAS the Sponsor desires to provide for the terms and conditions upon which the trust shall be established and administered, as hereinafter provided.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the Sponsor, the Trustees and all Shareholders hereby agree as follows:

1. NAME, PURPOSE, GRANTOR TRUST AND DEFINITIONS

1.1. Name.

  a. The Trust created hereby shall be known as "Unicore Real Estate Trust". The Sponsor and the Trustees shall conduct its business, and on its behalf make and execute contracts and other instruments under that name or any other name they from time to time determine in their discretion. Any name change shall become effective on the execution by the Sponsor of an instrument setting forth the new name and the filing of a certificate of amendment pursuant to Section 3810(b) of the Delaware Act. Any such instrument shall not require the approval of the Shareholders but shall have the status of an amendment to this Trust Instrument.

1.2. Trust Purpose.

  a. The purpose of the Trust is to: (i) acquire and develop Real Estate, which includes properties strategically located in newly urbanized areas and suburban areas of large cities, and the center of medium-sized cities in the United States; (ii) to hold for Real

Estate for rental income and/or eventually dispose of Real Estate; and (c) to take only such other actions as the Manager deems necessary to carry out the foregoing.

b. The Trust is not and does not intend to hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities, futures or options on futures, retail off-exchange forex contracts, or swaps, or to invest in another commodity pool.

c. The Trust is not an investment company registered under the Investment Company Act of 1940, as amended.

d. The Trust is not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended.

1.3. <u>Grantor Trust</u>

a. The Sponsor intends the Trust to be operated and treated for U.S. federal income tax purposes as a "grantor trust" described in sections 671-679 of the Code. All provisions in this Agreement are intended to be construed such that the Trust does not lose its status as a "grantor trust".

b. Neither the Sponsor, nor this Agreement shall be deemed to have any purpose or intention to create a general partnership, limited partnership, limited liability company, joint stock association, corporation, bailment or any form of legal relationship other than a Delaware statutory trust that is treated as a grantor trust for U.S. federal income tax purposes and for purposes of applicable state and local tax laws. Nothing in this Agreement shall be construed to make the Shareholders partners or members of a joint stock association. Effective as of the date hereof, the Trustees and the Sponsor shall have all of the rights, powers and duties set forth herein and in the Delaware Trust Statute with respect to accomplishing the purposes of the Trust. The Trustees has filed the certificate of trust required by Section 3810 of the Delaware Trust Statute in connection with the formation of the Trust under the Delaware Trust Statute.

1.4. <u>Definitions.</u>

a. **"Administrative Trustee"** means QUASI RENT LLC or any successor Administrative Trustee designated as such by operation of law or appointed as herein, acting not in its individual capacity but solely as trustee of the Trust.

b. **"Administrator"** means any Person from time to time engaged to perform administrative services for the Trust and each Series pursuant to authority delegated by the Sponsor.

c. **"Agreement"** means this Declaration Of Trust And Trust Agreement, as amended or supplemented in accordance with its terms.

d. **"Affiliate"** An "Affiliate" of a "Person" means (i) any Person directly or indirectly owning, controlling or holding with power to vote 10% or more of the outstanding voting securities of such Person, (ii) any Person 10% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by such Person, (ii) any Person, directly or indirectly, controlling, controlled by or under common control of such Person, (iv) any employee, officer, director, member, manager or partner of such Person, or (v) if such Person is an employee, officer, director, member, manager or partner, any Person for which such Person acts in any such capacity.

e. **"Business Day"** means any day except any Saturday, any Sunday, or any day which is a federal legal holiday or any day on which banking institutions are authorized or required by law or other governmental action to close.

f. **"By-Laws"** means the By-Laws of the Trust, as amended from time to time.

g. **"CFTC"** means the Commodity Futures Trading Commission.

h. **"Code"** means the Internal Revenue Code of 1986, as amended.

i. **"Commission"** means the U.S. Securities and Exchange Commission..

j. **"Delaware Act"** means the Delaware Statutory Trust Act (12 Del. C. ∫ 3801 et seq.), as such statute may be amended or interpreted from time to time, and any legislative enactment which may replace or supersede such Act.

k. **"Delaware Trustee"** means TRUSTEE MANAGEMENT SERVICES, LLC or any successor Delaware Trustee designated as such by operation of law or appointed as herein, acting not in its individual capacity but solely as trustee of the Trust.

l. **"Real Estate"** means the real estate purchased by the Trust.

m. **"Investment Company Act"** shall mean the Investment Company Act of 1940 and the rules and regulations thereunder, all as adopted or amended from time to time;

n. **"Net Asset Value"** means the net value of the Trust determined under Section 5.1.

o. **"Net Asset Value per Share"** means the value of a Share determined under Section 5.1.

p. **"Offering Statement"** means the offering statement of the Trust filed with the Commission and declared effective thereby, or becoming automatically effective, as applicable, as the same may at any time and from time to time be amended or supplemented.

q. **"Person"** means any natural person, partnership, limited liability company, trust (including a statutory trust), corporation, association, or other entity, whether or not legal entities, and governments and agencies and political subdivisions thereof, whether domestic or foreign.

r. **"Regulation CF"** means Regulation Crowdfunding promulgated under the Securities Act.

s. **"Redemption Distribution"** means the cash or other assets to be delivered in satisfaction of a redemption as specified in Section 5.5.

t. **"Securities Act"** means the Securities Act of 1933, as amended.

u. **"Series"** means to each Series of Shares established and designated under or in accordance with Section 3.1.

v. **"Shareholder"** means a record owner of Share.

w. **"Share"** means the equal proportionate transferable beneficial units of interest into which the beneficial interest in the Trust shall be divided from time to time or, if more than one series of Shares is authorized by the Trustees, the equal proportionate transferable units into which each series of Shares shall be divided from time to time.

x. **"Share Purchase Agreement"** means an agreement among the Trust, the Sponsor and any Shareholder through which the Shareholder agrees to the Shares from the Trust.

y. **"Sponsor"** means QUASI RENT LLC, or any entity into which it may be merged or with which it may be consolidated, or any entity resulting from any merger or consolidation to which it shall be a party, or any entity succeeding to all or substantially all of its business as sponsor of the Trust, or any successor Sponsor designated as such by operation of law or any successor Sponsor appointed as herein provided.

z. **"Sponsor's Fee"** means the fee to be paid to the Sponsor by the Trust as the Compensation of the Sponsor as specified in Section 6.7.

aa. **"Sponsor Agreement"** means an agreement between the Trust and the Sponsor setting forth, among other things, the Sponsor's compensation for its services as Sponsor of the Trust.

bb. **"Transfer Agent"** means a Commission-registered transfer agent which records changes of ownership, maintains the Trust holder records, cancels and issues certificates, and distributes dividends.

cc. **"Trust"** means Unicore Real Estate Trust, the Delaware statutory trust established under the Delaware Act by the filing of the Certificate of Trust in the Office of the Secretary of State of the State of Delaware on July 15, 2021.

dd. **"Trust Property"** means Real Estate that is under this Agreement and any cash or other property that is received by the Trustee in respect of Trust Property and that is being held under this Agreement.

ee. **"Trustee"** means either the Administrative Trustee or Delaware Trustee.

ff. **"Trustees"** mean both the Administrative Trustee and Delaware Trustee.

2. CREATION AND DECLARATION OF TRUSTS

2.1. Creation and Declaration of Trust; Business of the Trust.

a. The Trustees declare all Trust Property shall be owned by the Trustees for the benefit of the Shareholders for the purposes of, and subject to and limited by the terms and conditions set forth in, this Agreement. The trust governed by this Agreement shall be known as the "Unicore Real Estate Trust".

b. The Trust shall not engage in any business or activities other than those authorized by this Agreement or incidental and necessary to carry out the duties and responsibilities set forth in this Agreement. Other than issuance of the Shares, the Trust shall not issue or sell any certificates or other obligations or, except as provided in this Agreement, otherwise incur, assume or guarantee any indebtedness for money borrowed.

3. SHARES; SERIES; OWNERSHIP; OWNERSHIP AND TRANSFER OF SHARES

3.1. Division of Beneficial Interest; Establishment of Series.

a. The beneficial interest in the Trust shall be divided into one or more Series. Each Share of a Series of the Trust shall represent an equal beneficial interest in the net assets of such Series, and each holder of Shares of a Series shall be entitled to receive such holder's pro rata share of distributions of income and capital gains, if any, made with respect to such Series. Upon redemption of the Shares of any Series, the applicable Shareholder shall be paid solely out of the Series and property of such Series of the Trust. All references to Shares in this Declaration of Trust shall be deemed to be Shares of any or all Series, as the context may require. All provisions herein relating to the Trust shall apply equally to each Series of the Trust, except as the context otherwise requires. All Shares issued hereunder shall be fully paid and non-assessable. No Share shall have any priority or preference over any other Share of the same Series with respect to assets of such Series. All distributions, if any, shall be made ratably among all Shareholders of a Series from the assets held with respect to such Series according to the number of Shares of such Series held of record by such Shareholders on the record date for any distribution or on the date of termination of the Trust, as the case may be. Except as otherwise provided by the Sponsor Shareholders shall have no preemptive or other right to subscribe to any additional Shares or other securities issued by the Trust. Every Shareholder, by virtue of having purchased or acquired a Share, shall have expressly consented and agreed to be bound by the terms of this Declaration of Trust.

b. The Sponsor shall have full power and authority, in its sole discretion, without seeking the approval of the Trustees or the Shareholders of any Series (i) to establish and designate and to change in any manner any Series and to fix such preferences, voting powers, rights, duties and privileges of each Series as the Sponsor may from time to time determine, which preferences, voting powers, rights, duties and privileges may be senior or subordinate to any existing Series and may be limited to specified property or obligations of the Trust or gains and losses associated with specified property or obligations of the Trust, (ii) to divide the beneficial interest in each Series into an unlimited amount of Shares, with or without par value, as the Sponsor shall determine, (iii) to issue Shares without limitation as to number (including fractional Shares), to such Persons and for such amount of consideration, subject to any restriction set forth in the By-Laws, if any, at such time or times and on such terms as the Sponsor may deem appropriate, (iv) to divide or combine the Shares or any Series into a greater or lesser number without thereby materially changing the proportionate beneficial interest of the Shares of such Series in the assets held with respect to that Series, (v) to classify or reclassify any issued Shares of any Series into shares of one or more Series, and (vi) to take such other action with respect to the Shares as the Sponsor may deem desirable.

3.2. Ownership; Book-Entry System; Transferability of Shares.

a. Shares issued by the Trust and the ownership of the Shares shall be held in the Shareholders' names and addresses in electronic book-entry format maintained by the Sponsor or the Transfer Agent of the Trust, which means that no physical Certificate of Trust will be issued. Except as otherwise provided in the Delaware Trust Statute or this Agreement, the Sponsor shall not be required to mail a copy of any Certificate of Trust. However, Shareholders can inquire about their Share balance on the Website of the

Sponsor in accordance with this Agreement.

b. The transferability of Shares will be subject to certain restrictions contained in this Agreement and will be affected by restrictions imposed under applicable securities laws.

3.3. Transfer of Shares.

a. Except as otherwise provided by the Sponsor, Shares shall be transferable on the books of the Trust only by the record holder thereof or by his duly authorized agent upon delivery to the Sponsor, the Trust's Transfer Agent or similar agent or other Person designated by the Sponsor of a duly executed instrument of transfer, and such evidence of the genuineness of each such execution and authorization and of such other matters as may be required by the Sponsor. Upon such delivery, and subject to any further requirements specified by the Sponsor or contained in the By-Laws, the transfer shall be recorded on the books of the Trust. Until a transfer is so recorded, the Shareholder of record of Shares shall be deemed to be the holder of such Shares for all purposes hereunder.

3.4. Investments in a Series

a. Investments in each Series may be accepted by the Trust from such Persons, at such times and on such terms as the Sponsor from time to time may authorize. Each investment shall be credited to the Shareholder's account in the form of full and fractional Shares of the Trust, in such Series as the purchaser shall select, at the net asset value per Share next determined for such Series after receipt of the investment; provided, however, that the Sponsor may, in its sole discretion, impose a sales charge, transaction fee or other charges upon investments in a Series or place such other restrictions on investments in a Series as the Sponsor, in its sole discretion, deems appropriate.

3.5. Status of Shares and Limitation of Personal Liability

a. The ownership of the Trust Property and the right to conduct the business of the Trust and each Series described herein are vested exclusively in the Sponsor and the Trustees. The Shareholders of a Series shall have no interest therein other than the beneficial interest in such Series conferred by their Shares, and they shall have no right to call for any partition or division of any Trust Property, rights or interests of the Trust or a Series, nor can they be called upon to share or assume any losses of the Trust or, subject to the right of the Sponsor to charge certain expenses directly to Shareholders, suffer an assessment of any kind by virtue of their ownership of Shares. Every Shareholder, by virtue of having purchased a Share, shall become a Shareholder of the Series whose Share or Shares it has purchased and shall be held to have expressly assented and agreed to be bound by the terms hereof and to have become a party hereto. The death, incapacity, dissolution, termination or bankruptcy of a Shareholder during the existence of the Trust or a Series shall not operate to terminate the Trust or such Series, nor entitle the representative of any deceased Shareholder to an accounting or to take any action in court or elsewhere against the Trust or such Series, the Sponsor or the Trustees, but entitles such representative only to the rights of such Shareholder under this Declaration of Trust. Ownership of Shares shall not constitute the Shareholders as partners. The Shares shall not entitle the holder to preference, preemptive, appraisal, conversion or exchange rights (except as specified in this Declaration of Trust or as specified by the Trust or the Sponsor when creating the Shares). No Shareholder of a Series shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General Corporation Law.

3.6.   Designation and Rights of Share

a.   Assets Held with Respect to a Particular Series. All consideration received by the Trust for the issue or sale of Shares of a particular Series, including distributions paid by, and reinvested in such Series together with all assets in which such consideration is invested or reinvested, all income, earnings, profits, and proceeds thereof from whatever source derived, including, without limitation, any proceeds derived from the sale, exchange or liquidation of such assets, and any Series or payments derived from any reinvestment of such proceeds in whatever form the same may be, shall irrevocably be held with respect to that Series for all purposes, subject only to the rights of creditors of such Series, and shall be so recorded upon the books of account of the Trust. Such consideration, assets, income, earnings, profits and proceeds thereof, from whatever source derived, including, without limitation, any proceeds derived from the sale, exchange or liquidation of such assets, and any Series or payments derived from any reinvestment of such proceeds, in whatever form the same may be, are herein referred to as "assets held with respect to" that Series. In the event that there are any assets, income, earnings, profits and proceeds thereof, Series or payments which are not readily identifiable as assets held with respect to any particular Series (collectively "General Assets"), the Sponsor shall allocate such General Assets to, between or among any one or more of the Series in such manner and on such basis as the Sponsor, in its sole discretion, deems fair and equitable, and any General Assets as allocated to a particular Series shall be held with respect to that Series. Each such allocation by the Sponsor shall be conclusive and binding upon the Shareholders of all Series for all purposes. Separate and distinct records shall be maintained for each Series and the assets held with respect to each Series shall be held and accounted for separately from the assets held with respect to all other Series and General Assets of the Trust not allocated to such Series.

b.   Liabilities Held with Respect to a Particular Series. The assets of the Trust held with respect to each particular Series shall be charged against the liabilities of the Trust held with respect to that Series and all expenses, costs, charges and reserves attributable to that Series, and any general liabilities of the Trust which are not readily identifiable as being held with respect to any particular Series shall be allocated and charged by the Sponsor to and among any one or more of the Series in such manner and on such basis as the Sponsor, in its sole discretion, deems fair and equitable. The liabilities, expenses, costs, charges, and reserves so charged to a Series are herein referred to as "liabilities held with respect to" that Series. Any liabilities, debts, obligations, expenses, costs, charges and reserves of the Trust that are not readily identifiable as being liabilities held with respect to any particular Series (collectively "General Liabilities") shall be allocated and charged by the Sponsor to and among any one or more of the Series in such manner and on such basis as the Sponsor, in its sole discretion, deems fair and equitable. Each allocation of liabilities, expenses, costs, charges and reserves by the Sponsor shall be conclusive and binding upon the Shareholders of all Series for all purposes. All Persons who have extended credit which has been allocated to a particular Series, or who have a claim or contract which has been allocated to any particular Series, shall look, and shall be required by contract to look, exclusively to the assets of that particular Series for payment of such credit, claim, or contract, and not any other Series or the Trust as a whole. In the absence of an express contractual agreement so limiting the claims of such creditors, claimants and contract providers, each creditor, claimant and contract provider will be deemed nevertheless to have impliedly agreed to such limitation. Subject to the right of the Sponsor in its discretion to allocate General Liabilities as provided herein, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series, whether such Series is now authorized and existing pursuant to this Declaration of Trust or is hereafter authorized and existing pursuant to this Declaration of Trust, shall be enforceable against the assets held with respect to such particular Series only, and not against the assets of any other Series or the General Assets of the Trust and none of the General Liabilities of the Trust or the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to any other Series thereof shall be enforceable against the assets held with respect to such particular Series. Notice of this limitation on liabilities between and among Series is set forth in the Certificate of Trust, and by giving such notice in the Certificate of Trust, the statutory provisions of Section 3804 of the Delaware Act relating to limitations on liabilities between and among Series (and the statutory effect under Section 3804 of setting forth such notice in the Certificate of Trust) are applicable to the Trust and each Series.

c. Dividends, Distributions, Redemptions, and Repurchases. Notwithstanding any other provisions of this Declaration of Trust, no distribution including, without limitation, any distribution paid upon termination of the Trust or paid on or in respect to any Series, nor any redemption or repurchase of the Shares of any Series, shall be effected by the Trust other than from the assets held with respect to such Series, nor, except as specifically provided in Section 5, shall any Shareholder of any particular Series, otherwise have any right or claim against the assets held with respect to any other Series except to the extent that such Shareholder has such a right or claim hereunder as a Shareholder of such other Series. The Sponsor shall have full discretion, to the extent not inconsistent with applicable law, to determine which items shall be treated as income and which items as capital; and each such determination and allocation shall be conclusive and binding upon the Shareholders.

d. Voting. All Shares of the Trust entitled to vote on a matter shall vote without differentiation between the separate Series on a one vote per each Share (including fractional votes for fractional shares) basis; provided, however, if a matter to be voted on affects only the interests of some but not all Series of Shareholders or as otherwise required by applicable law, then only the Shareholders of such affected Series shall be entitled to vote on the matter, separately by Series and on the same one vote per each Share (including fractional votes for fractional shares) basis.

e. Equality. All the Shares of each particular Series shall represent an equal proportionate undivided interest in the assets held with respect to that Series (subject to the liabilities held with respect to that Series), and each Share of any particular Series shall be equal to each other Share of that Series.

f. Fractions. Any fractional Share of a Series shall carry proportionately all the rights and obligations of a whole Share of that Series, including rights with respect to voting, receipt of dividends and distributions, redemption of Shares and termination of the Trust.

g. Exchange Privilege. The Sponsor shall have the authority to provide that the holders of

Shares of any Series shall have the right to exchange said Shares for Shares of one or more other Series of Shares, in accordance with such requirements and procedures as may be established by the Sponsor.

3.7. Fixing of Record Date.

a. Whenever any distribution will be made, or whenever the Trust receives notice of any solicitation of proxies or consents from Shareholders, or whenever for any reason there is a split, reverse split or other change in the outstanding Shares, or whenever the Sponsor shall find it necessary or convenient in respect of any matter, the Sponsor shall fix a record date for the determination of the Shareholders who shall be (i) entitled to receive such distribution or the net proceeds of the sale thereof, (ii) entitled to give such proxies or consents in respect of any such solicitation, (iii) entitled to receive Shares of a Series as a result of any such split, reverse split or other change and (iv) entitled to act in respect of any other matter for which the record date was set. Subject to applicable law and this Declaration of Trust, Sponsor shall have sole discretion to fix such record date.

4. TAX AND GOVERNMENTAL CHARGES LIABILITY

4.1. Liability of Shareholder for Taxes and Governmental Charges.

a. If any tax or governmental charge shall become payable by the Sponsor with respect to or in connection with any transfer or redemption of Shares, such tax or governmental charges shall be payable by the Shareholder of such Shares to the Sponsor. The Sponsor may refuse to effect any transfer of such Shares or any withdrawal of Trust Property represented by such Shares until such payment is made, and may withhold any distributions or the proceeds thereof, or may sell for the account of the Shareholder thereof Trust Property or Shares, and may apply such distributions or the proceeds of any such sale in payment of such tax or other governmental charges, and the Shareholder of such Shares shall remain liable for any deficiency. The Sponsor shall distribute any net proceeds of a sale made under the preceding sentence that remain, after payment of the tax or governmental charges, to the Shareholders entitled thereto as in the case of a distribution in cash.

5. ADMINISTRATION OF THE TRUST

5.1. Determination of Net Asset Value, Net Income, and Distributions

a. Subject to applicable federal law and Section 3 hereof, the Sponsor, in their sole discretion, may prescribe (and delegate to any officer of the Trust or any other Person or Persons the right and obligation to prescribe) such bases and time (including any methodology or plan) for determining the per Share or net asset value of the Shares of the Trust or any Series or Class or net income attributable to the Shares of the Trust or any Series or Class, or the declaration and payment of dividends and distributions on the Shares of the Trust or any Series or Class and the method of determining the Shareholders to whom dividends and distributions are payable, as they may deem necessary or desirable. Without limiting the generality of the foregoing, but subject to applicable federal law, any dividend or distribution may be paid in cash and/or securities or other property, and the composition of any such distribution shall be determined by the Sponsor (or by any officer of the Trust or any other Person or Persons to whom such authority has been delegated by the Trustees) and may be different among Shareholders including differences among Shareholders of the same Series or Class.

5.2. **Responsibility of the Sponsor for Determination of Net Asset Value**

a. The Sponsor shall have no responsibility for the accuracy of the Net Asset Value. The determinations made by the Sponsor under this Agreement shall be made in good faith upon the basis of, and the Sponsor shall not be liable for any errors contained in, information reasonably available to it. The Sponsor shall be under no liability to Shareholders, for errors in judgment; provided, however, that this provision shall not protect the Sponsor against any liability to which it would otherwise be subject by reason of negligence or bad faith in the performance of its duties.

5.3. **Cash Distributions.**

a. Whenever the Trust distributes any cash to Shareholders of Shares of a particular Series, the Trust shall distribute the amount available for the distribution to the Shareholders entitled thereto, in proportion to the number of Shares of the corresponding Series held by them respectively; provided, however, that in the event that the Trust shall be required to withhold and does withhold from such cash an amount on account of taxes, the amount distributed to the Shareholders shall be reduced accordingly. The Trust shall distribute only such amount, however, as can be distributed without attributing to any Shareholder a fraction of one cent. Any such fractional amounts shall be rounded to the nearest whole cent and so distributed to Shareholders entitled thereto.

5.4. **Payment of Expenses.**

a. The following charges are or may be accrued and paid by the Trust:

i.   the service fee payable to the Sponsor as set forth in Section 6.6;
ii.   administrative expenses of the Trust;
iii.   expenses of the Trust not assumed by the Sponsor;
iv.   taxes and other governmental charges;
v.   expenses and costs of any extraordinary services performed by the Trustees or the Sponsor on behalf of the Trust or action taken by the Trustees or the Sponsor to protect the Trust or the interests of Shareholders; and
vi.   indemnification of the Sponsor as provided in Section 7.

5.5. **Redemptions and Repurchases.**

a. Unless otherwise determined by the Sponsor in its sole discretion, the Trust shall not offer a redemption program for the Shares. If any redemption program is approved, then any redemption authorized by the Sponsor shall be subject to the provisions in this Section.

b. Upon the approval of a redemption program and authorization by the Sponsor, the Trust shall purchase such Shares as are offered by any Shareholder for redemption, upon the presentation of a proper instrument of transfer together with a request directed to the Trust or a Person designated by the Trust that the Trust purchase such Shares or in accordance with such other procedures for redemption as the Trustees may from time to time authorize; and the Trust will pay therefor the net asset value thereof as determined by the Trustees (or by such Person or Persons to whom such determination has been delegated), in accordance with any applicable provisions of this Declaration of Trust and applicable law, less any fees imposed on such redemption. Unless extraordinary circumstances exist, payment for said Shares shall be made by the Trust to the Shareholder within seven (7) days after the date on which the request is made in proper form.

c. Subject to applicable federal law, the redemption price may in any case or cases be paid wholly or partly in kind if the Sponsor determines in its sole discretion that such payment is advisable in the interest of the remaining Shareholders of the Trust or any applicable Series for which the Shares are being redeemed, and the fair value, selection and quantity of securities or other property so paid or delivered as all or part of the redemption price may be determined by or under authority of the Sponsor in their sole discretion. To the extent permitted by law, the Sponsor may retain the proceeds of any redemption of Shares required by them for payment of amounts due and owing by a Shareholder to the Trust or any Series. In no case shall the Trust be liable for any delay of any corporation or other Person in transferring securities selected for delivery as all or part of any payment in kind.

5.6. Annual Reports.

a. No later than 120 days after the end of each fiscal year covered by the report and within the time period required by applicable laws, rules and regulations, at the Sponsor's expense, the Sponsor's shall publish an annual report of the Trust containing financial statements reviewed or audited by independent accountants designated by the Sponsor and such other information as may be required by such laws, rules and regulations or otherwise, or which the Sponsor determines shall be included.

b. The Trust may file the annual report pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on the Website no later than 120 days after the end of each fiscal year covered by the report.

5.7. Real Estate Sales.

a. The Trust shall, when directed by the Sponsor, and, in the absence of such direction, may, in its discretion, sell Real Estate at such times, as may be necessary to permit payment of expenses under this Agreement. The Trust is authorized to sell Real Estate at such times and to permit payment of expenses as they come due, it being the intention to avoid or minimize the Trust's holdings of assets other than Real Estate. Neither the Trust nor the Sponsor shall have any liability for loss or depreciation resulting from sales of Real Estate so made. The Trust shall not be liable or responsible in any way for depreciation or loss incurred by reason of any sale made pursuant to the Sponsor's direction or otherwise in accordance with this Section.

b. The Trust shall sell Real Estate whenever any one or more of the following conditions exists:

i.   such sale is required by applicable law or regulation; or

ii.   this Agreement has been terminated and the Trust Property is to be liquidated in accordance with Section 8.

c. The Trust, the Trustees and the Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of any sale made pursuant to this Section.

5.8. Counsel

a. The Sponsor may from time to time employ counsel to act on behalf of the Trust and perform any legal services in connection with Real Estate and the Trust, including any legal matters relating to the possible disposition or acquisition of any Real Estate. The fees and expenses of such counsel shall be paid by the Sponsor.

6. THE TRUSTEES AND THE SPONSOR

6.1. Trustees

a. The Delaware Trustee is appointed to serve as the trustee of the Trust in the State of Delaware for the purpose of satisfying the requirement of Section 3807(a) of the Delaware Trust Statute that the Trust have at least one trustee with a principal place of business in Delaware. It is understood and agreed by the parties hereto that the Delaware Trustee shall have none of the duties or liabilities of the Sponsor and shall have no obligation to supervise or monitor the Sponsor or otherwise manage the Trust.

b. The Administrative Trustee is either a natural person who is at least 21 years of age or a legal entity that shall act through one or more persons authorized to bind that entity. Administrative Trustee performs the administrative duties of the Trust including but not limited to: (i) maintaining or arranging for custody of accounts; (ii) maintaining storage of tangible property and evidence of intangible property; (iii) keeping trust records; (iv) providing office for trustee meetings; (v) trust accountings & communications; (vi) responding to inquiries; (vii) executing documents and authorizing trust account transactions; (viii) retaining advisers in connection with the performance of the Administrative Trustee's duties; and (ix) preparing or reviewing trust income tax returns.

6.2. Sponsor

a. Pursuant to 3806(b)(7) of the Delaware Trust Statute, the Trust shall be managed by the Sponsor and the conduct of the Trust's business shall be controlled and conducted solely by the Sponsor in its sole discretion in accordance with this Agreement. The Sponsor shall have exclusive and absolute control over the Trust Property and over the business of the Trust to the same extent as if the Sponsor were the sole owners of the Trust Property and business in their own right, but with such powers of delegation as may be permitted by this Agreement. The Sponsor shall have power to conduct the business of the Trust and carry on its operations in any and all of its branches and maintain offices in any and all states of the United States of America, in the District of Columbia, and in any and all commonwealths, territories, dependencies, colonies, possessions, agencies or instrumentalities of the United States of America and of foreign governments and to do all such other things and execute all such instruments as the Sponsor deem necessary, proper or desirable in order to promote the interests of the Trust although such things are not herein specifically mentioned. Any determination as to what is in the interests of the Trust made by the Sponsor in good faith shall be conclusive. In construing the provisions of the Declaration, the presumption shall be in favor of a grant of power to the Trustees.

6.3.   Liability of the Sponsor or the Trustees.

a.   Neither the Sponsor nor the Trustees nor any of their respective directors, employees, agents or affiliates shall incur any liability to any Shareholder if, by reason of any provision of any present or future law, rule or regulation of the United States or any other country, or of any other governmental or regulatory authority or stock exchange or market, or by reason of any provision, present or future, of the statuts of the Trust, or by reason of any provision of any securities issued or distributed by the Trust, or any offering or distribution thereof, or by reason of any act of God or war or terrorism or other circumstances beyond its control, the Sponsor or the Trustees shall be prevented, delayed or forbidden from or be subject to any civil or criminal penalty on account of doing or performing any act or thing that by the terms of this Agreement it is provided shall be done or performed; nor shall the Sponsor or the Trustees or any of their respective directors, employees, agents or affiliates incur any liability to any Shareholder by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or thing that by the terms of this Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in this Agreement.

6.4.   Obligations of the Sponsor and the Trustees.

a.   Neither the Sponsor nor the Trustees assume any obligation nor shall either of them be subject to any liability under this Agreement to any Shareholder (including, without limitation, liability with respect to the worth of the Trust Property), except that each of them agrees to perform its obligations specifically set forth in this Agreement without negligence or bad faith.

b.   Neither the Sponsor nor the Trustees shall be under any obligation to prosecute any action, suit or other proceeding in respect of any Trust Property or in respect of the Shares on behalf of a Shareholder or any other Person.

c.   Neither the Sponsor nor the Trustees shall be liable for any action or non-action by it in reliance upon the advice of or information from legal counsel, accountants, any Shareholder or any other Person believed by it in good faith to be competent to give such advice or information.

d.   The Administrative Trustee shall not be liable for any acts or omissions made by a successor Administrative Trustee whether in connection with a previous act or omission of the Administrative Trustee or in connection with any matter arising wholly after the resignation of the Administrative Trustee, provided that in connection with the issue out of which such potential liability arises the Administrative Trustee performed its obligations without negligence or bad faith while it acted as Administrative Trustee.

e.   The Delaware Trustee shall not be liable for any acts or omissions made by a successor Delaware Trustee whether in connection with a previous act or omission of the Delaware Trustee or in connection with any matter arising wholly after the resignation of the Delaware Trustee, provided that in connection with the issue out of which such potential liability arises the Delaware Trustee performed its obligations without negligence or bad faith while it acted as Delaware Trustee.

f.   The Trustees and the Sponsor shall have no obligation to comply with any direction or instruction from any Shareholder regarding Shares except to the extent specifically provided in this Agreement.

g. The Trustees shall be fiduciaries under this Agreement; provided, however, that the fiduciary duties and responsibilities and liabilities of the Trustees shall be limited by, and shall be only those specifically set forth in, this Agreement.

h. The Sponsor shall be responsible for all organizational expenses of the Trust, and for the following administrative and marketing expenses of the Trust: including the Trustees' fee, the Custodian's fee, listing fees of the Exchange, registration fees charged by the Commission, printing and mailing costs, audit fees and expenses and legal fees and expenses.

6.5.   Resignation and Removal of a Trustee; Appointment of Successor Trustee.

a. Resignation. A Trustee may at any time resign as Trustee hereunder by notice of its election so to do, delivered to the Sponsor, and such resignation shall take effect upon the appointment of a successor Trustee and its acceptance of such appointment.

b. Removal by the Sponsor. The Sponsor may at any time remove a Trustee as Trustee hereunder by written notice delivered to the Trustee, and such removal shall take effect upon the appointment of the successor Trustee and its acceptance of such appointment as provided in Section 6.5(e). Upon the designation of a successor Trustee, following either resignation or removal of the Trustee, the Trustee shall deliver to the successor Trustee all records relating to the Trust in the form and manner then maintained by the Trustee. The predecessor Trustee shall execute and deliver such instruments and do such other things as may reasonably be required for fully and certainly vesting and confirming in the successor Trustee all such predecessor's rights, powers, duties and obligations under this Agreement. Upon the appointment and acceptance of a successor Trustee, such successor shall file a Certificate of Amendment with the Secretary of State identifying the name and address of such successor Trustee in the State of Delaware.

c. Removal for Incapability of Acting or Bankruptcy. If at any time a Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of a Trustee or of its property shall be appointed, or any public officer shall take charge or control of a Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, the Sponsor shall remove the Trustee and appoint a successor Trustee as provided in Section 6.5(e).

d. Removal for Material Breach. If at any time a Trustee is in material breach of its obligations under this Agreement and the Trustee fails to cure such breach within 30 days after receipt by the Trustee of notice from the Sponsor specifying such default and requiring the Trustee to cure such default, the Sponsor may remove the Trustee and appoint a successor Trustee as provided in Section 6.5(e).

e. Appointing Successor Trustee. In case at any time a Trustee acting hereunder notifies the Sponsor that it elects to resign or the Sponsor notifies a Trustee of the election to remove the Trustee as trustee, the Sponsor shall, within 30 days after the delivery of the notice of resignation or removal, appoint a successor Trustee, which shall satisfy the requirements for a trustee under Section 6.1 and Section 6.4. Every successor Trustee shall execute and deliver to its predecessor and to the Sponsor an instrument in writing accepting its appointment hereunder, and thereupon such successor Trustee, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor and for all purposes shall be the Trustee under this Agreement, and such predecessor, upon payment of all sums due it and on the written request of the Sponsor, shall execute and deliver an instrument transferring to such successor all rights, obligations and powers of such predecessor hereunder, and shall duly assign, transfer and deliver all right, title and interest in the Trust Estate and parts thereof to such successor. Any successor Trustee shall promptly give notice of its appointment to the Sponsor in the manner provided in Section 9.5 hereof.

f. Liability of Trustee. Upon effective resignation hereunder, the resigning or removed Trustee shall be discharged and shall no longer be liable in any manner hereunder except as to acts or omissions occurring prior to such resignation or removal, and the new Trustee shall thereupon undertake and perform all duties and be entitled to all rights and compensation as Trustee under this Agreement. The successor Trustee shall not be under any liability hereunder for acts or omissions occurring prior to execution of an instrument accepting its appointment as Trustee.

g. Effect of Merger of a Trustee. Any corporation into which a Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which a Trustee shall be a party, or any corporation succeeding to all or substantially all corporate trust business of a Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be eligible pursuant to Section 6.1 and Section 6.4, and without the execution or filing of any instrument or any further act on the part of any of the parties hereto; provided, however, that the Trustee shall mail notice of such merger or consolidation to the Sponsor.

6.6. Compensation of the Trustees

a. The Trustees shall receive as compensation for its services from the Sponsor or from the Trust for its services in accordance with such schedules as shall have been separately agreed to from time to time in writing by the Trustees and the Sponsor or the Trust.

6.7. Compensation of the Sponsor.

a. The Sponsor is entitled to receive from the Trust, as an expense of the Trust, the Sponsor's Fee agreed to from time to time in writing by the Sponsor and the Trust.

b. In addition to the Sponsor's Fee, the Sponsor is entitled to receive reimbursement from the Trust for all expenses and disbursements incurred by it. Such reimbursement shall be made promptly after such expenses are incurred by the Sponsor.

c. A Trustee shall have no liability or responsibility for amounts paid to the Sponsor pursuant to this Section 6.7.

7. INDEMNIFICATION

7.1. Indemnification of the Sponsor and Trustees.

a. The Sponsor shall indemnify Trustees against, and hold the Trustees harmless from any and all loss, damage, penalty, liability, cost and expense, including without limitation, reasonable attorney's fees and disbursements, that may be incurred by, imposed upon, or asserted against the Trustees by reason of any claim, regulatory proceeding, or litigation ((collectively "Indemnified Amounts") arising from any act done or omitted to be done by any Person with respect to the Trust, excepting only any and all Indemnified Amounts arising solely from a Trustee's negligence, bad faith, violation of applicable laws to which the Trustee is subject as a provider of the services outlined in this Agreement or breach of the terms of this Agreement.

b. A Trustee shall indemnify the Sponsor against, and hold the Sponsor harmless from, any and all loss, damage, penalty, liability, cost and expense, including without limitation, reasonable attorney's fees and disbursements, that may be incurred by, imposed upon, or asserted against the Trustee by reason of any claim, regulatory proceeding, or litigation that may be incurred by, imposed upon, or asserted against the Sponsor by reason of any claim, regulatory proceeding, or litigation arising from the Trustee's negligence, bad faith, violation of applicable laws to which the Trustee is subject as a provider of the services outlined in this Agreement or breach of the terms of this Agreement.

c. Sponsor and its shareholders, directors, officers, employees, affiliates (as such term is defined under the Securities Act of 1933, as amended) and subsidiaries and agents shall be indemnified from the Trust and held harmless against any loss, liability, claim, cost, expense or judgment of any kind whatsoever (including the reasonable fees and expenses of counsel) arising out of or in connection with the performance of their obligations under this Agreement or any actions taken in accordance with the provisions of this Agreement and incurred without their (i) negligence, bad faith or willful misconduct or (ii) reckless disregard of their obligations and duties under this Agreement.

8. AMENDMENT AND TERMINATION

8.1. Amendment

a. The Sponsor and the Trustees may amend this Agreement without the consent of the Shareholders. If an amendment imposes or increases fees or charges (except for taxes and other governmental charges) or alters or changes the powers, preferences or special rights of the Shares, so as to affect them adversely, it will not become effective until 30 days after the Sponsor notifies the registered holders of the amendment. At the time an amendment becomes effective, by continuing to hold Shares, investors are deemed to agree to the amendment and to be bound by this Agreement as amended. However, no amendment to this Agreement may be made if, as a result of such amendment, it would impair the right of the Shareholders to Surrender Shares and receive therefor the amount of Trust Property represented thereby, except in order to comply with mandatory provisions of applicable law.

8.2. Termination

a. The Sponsor shall terminate this Agreement and provide notice of that termination to the Shareholders at least 30 days prior to the date set for termination if any of the following occurs:

i.   60 days have elapsed since the Trustee notified the Sponsor of the Trustee's election to resign and a successor trustee has not been appointed and accepted its appointment as provided in Section 7.5(e);

ii.   the Commission determines that the Trust is an investment company under the Investment Company Act of 1940, as amended, and the Trustee has actual knowledge of such Commission determination;

iii.   the CFTC determines that the Trust is a commodity pool under the Commodity Exchange Act of 1936, as amended, and the Trustee has actual knowledge of that determination; or

iv.   the Trust fails to qualify for treatment, or ceases to be treated, for United States federal income tax purposes, as a grantor trust, and the Trustees receive notice from the Sponsor that the Sponsor determines that, because of that tax treatment or change in tax treatment, termination of the Trust is advisable.

v.   all of the Trust's assets are sold;

b. On and after the date of termination of this Agreement, the Trust shall

i.   sell all Real Estate;

ii.   shall pay all the accrued fees, expenses set forth in Section 5.4;

iii.   shall pay any remaining fees owed to Trustees and the Sponsor set forth in Section 6.6 and Section 6.7 respectively;

iv.   pay any applicable taxes or other governmental charges, be entitled to Delivery, to him or upon his order, of the amount of Trust Property represented by those Shares; and

v.   distribute the remaining proceeds as Cash Distributions to the Shareholders in a manner described in Section 5.3

c. The Shareholders shall surrender the Shares they own upon receiving the Cash Distributions.

d. The Sponsors shall be discharged from all obligations under this Agreement except for their certain obligations to the Trustees that survive termination of this Agreement.

9. MISCELLANEOUS

9.1. Counterparts

a. This Agreement may be signed and executed electronically in any number of counterparts, each which shall be deemed an original and all of which together shall constitute one agreement.

9.2. Successors and Assigns.

a. Neither party may assign its rights and obligations under this Agreement, either in whole or in part, without the prior written consent of the other; however, such consent shall not be unreasonably withheld. The covenants, conditions and provisions hereof are and shall be for the exclusive benefit of the parties hereto and their permitted successors and assigns, and nothing herein, express or implied, is intended or shall be construed to confer upon or to give any person or entity other than the parties hereto and their permitted successors and assigns any right, remedy or claim, legal or equitable, under or by reason of this Agreement. This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns.

9.3. Unenforceability

a. If any provision of this Agreement or the application thereof to any person or circumstances shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law, except that if such invalidity or unenforceability should change the basic economic positions of the signing parties of this Agreement, they shall negotiate in good faith such changes in other terms as shall be practicable in order to restore them to their prior positions. If the parties of this Agreement are unable to negotiate a mutually acceptable modified Agreement, then either party may terminate this Agreement upon written notice to the other, and each party shall be relieved of any further obligations, one to the other.

9.4. Shareholders as Parties; Binding Effect.

a. The Shareholders from time to time shall be parties to this Agreement and shall be bound by all of the terms and conditions hereof by their acceptance of Shares.

9.5. Notices

a. Except as expressly set forth elsewhere in this Agreement, all notices, instructions and communications under this Agreement shall be in writing.

b. Any and all notices, instructions and communications to be given to the Trustees or the Sponsor shall be deemed to have been duly given (i) upon receipt when it is delivered by a recognized courier service, (ii) when sent by e-mail, (iii) five days after mailing, when sent certified mail, return receipt requested and postage prepaid.

c. All communications will be delivered to the addresses or email addresses as follows:

To the Administrative Trustee:
QUASI RENT LLC
Address: 30 N Gould St Ste R Sheridan, WY 82801, USA
Email: ir@quasirent.com

To the Delaware Trustee:
TRUSTEE MANAGEMENT SERVICES, LLC
Address: 122 Delaware Street 2nd Floor, New Castle, Delaware 19720
Email: info@detrustee.com

To the Sponsor:
QUASI RENT LLC
Address: 30 N Gould St Ste R Sheridan, WY 82801, USA
Email: ir@quasirent.com

d. Any and all notices, instructions and communications to be given to a Shareholder shall be deemed to have been duly given (i) upon receipt when it is delivered by a recognized courier service, (ii) when sent by email, (iii) five days after mailing, when sent certified mail, return receipt requested and postage prepaid.

9.6. <u>Delaware Law to Govern.</u>

a. The validity and construction of this Amendment shall be governed by the laws of the State of Delaware, and the rights of all parties hereto and the effect of every provision hereof shall be subject to and construed according to the laws of the State of Delaware without regard to the conflict of laws provisions thereof.

9.7. <u>Provisions in Conflict with Law or Regulations.</u>

a. The provisions of this Agreement are severable, and if the Sponsor shall determine, with the advice of counsel, that any of such provisions is in conflict with the Investment Company Act, the Code, the Delaware Act, or with other applicable laws and regulations, the conflicting provision shall be deemed not to have constituted a part of this Agreement from the time when such provisions became inconsistent with such laws or regulations; provided, however, that such determination shall not affect any of the remaining provisions of this Agreement or render invalid or improper any action taken or omitted prior to such determination.

IN WITNESS WHEREOF, QUASI RENT LLC. and TRUSTEE MANAGEMENT SERVICES, LLC have duly executed this Agreement as of the day and year first set forth above.

QUASI RENT LLC

_____

TRUSTEE MANAGEMENT SERVICES, LLC

_____